                                   FORM 11-K

               (x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number 1-9184

              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN
              ---------------------------------------------------
                                (Title of Plans)

                              NEWMONT GOLD COMPANY
                              --------------------
                             (Issuer of Securities)

                  1700 Lincoln Street, Denver, Colorado 80203
                  -------------------------------------------
                          (Principal Executive Office)

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


                                          By: /s/ Dawn M. Putaturo
                                             ---------------------------------
                                                  Dawn M. Putaturo
                                                  Administration Committee
                                                   Member


Dated:  June 25, 1997                     By: /s/ Timothy J. Schmitt
                                             ---------------------------------
                                                  Timothy J. Schmitt
                                                  Vice President, Secretary and
                                                   Assistant General Counsel

                     NEWMONT GOLD COMPANY HOURLY
                        RETIREMENT SAVINGS PLAN

                     FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1996 AND 1995
                     TOGETHER WITH REPORT OF INDEPENDENT
                        PUBLIC ACCOUNTANTS

                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN


                       INDEX TO FINANCIAL STATEMENTS AND

                             SUPPLEMENTAL SCHEDULES



                                                                                                           Page(s)
                                                                                                           -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                      1
----------------------------------------

FINANCIAL STATEMENTS:
--------------------
   Statement of Net Assets Available for Plan Benefits,
      with Fund Information, as of December 31, 1996                                                          2

   Statement of Net Assets Available for Plan Benefits,
      with Fund Information, as of December 31, 1995                                                          3

   Statement of Changes in Net Assets Available for
      Plan Benefits, with Fund Information, for the Year
      Ended December 31, 1996                                                                                4-5

NOTES TO FINANCIAL STATEMENTS                                                                                6-10
-----------------------------

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
-----------------------------------------
   Schedule I--Item 27a--Schedule of Assets Held for
      Investment Purposes as of December 31, 1996                                                             11

   Schedule II--Item 27d--Schedule of Reportable Transactions
      January 1, 1996 through December 31, 1996                                                               12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Administration Committee of the Newmont Gold Company Hourly Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Denver, Colorado,
   May 14, 1997.

                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1996


                                                     Non-
                                                  Participant
                                                   Directed                        Participant Directed
                                                  -----------    ---------------------------------------------------------------
                                                                                    Neuberger
                                                                    PIMCO              &
                                                                     Low             Berman        MasterWorks         AIM
                                                                   Duration         Guardian         S&P 500       Constellation
                                                     Cash            Fund            Trust         Stock Fund          Fund
                                                   ---------     ------------     ------------     ------------     ------------
INVESTMENTS, at fair value:
    Cash and cash equivalents                      $  36,443     $   -            $   -            $   -            $   -
    Collective investment funds                       -              -                -                -                -
    Mutual funds                                      -             1,348,470        2,758,313        1,938,487        3,099,046
    Employer stock fund                               -              -                -                -                -
    Participant loans                                 -              -                -                -                -
                                                   ---------     ------------     ------------     ------------     ------------
              Total investments                       36,443        1,348,470        2,758,313        1,938,487        3,099,046

CONTRIBUTIONS RECEIVABLE:
    Employer's contributions                          -                 1,716            7,224            6,970           10,743
    Participants' contributions                       -                 3,782           17,793           17,198           27,356
                                                   ---------     ------------     ------------     ------------     ------------
              Total contributions receivable          -                 5,498           25,017           24,168           38,099
                                                   ---------     ------------     ------------     ------------     ------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                                  $  36,443     $  1,353,968     $  2,783,330     $  1,962,655     $  3,137,145
                                                   =========     ============     ============     ============     ============

                                                                           Participant Directed
                                               ---------------------------------------------------------------------------
                                                                 Newmont
                                                                  Gold             U.S.
                                                                 Company        Government
                                                Templeton        Common           Money         LifePath        LifePath
                                                 Foreign          Stock           Market          2000            2010
                                                  Fund            Fund             Fund           Fund            Fund
                                               ----------      ----------     ------------     ----------     ------------
INVESTMENTS, at fair value:
    Cash and cash equivalents                  $ -             $ -            $   -            $ -            $   -
    Collective investment funds                  -               -               2,182,161        344,153        1,058,119
    Mutual funds                                  756,926        -                -              -                -
    Employer stock fund                          -                914,032         -              -                -
    Participant loans                            -               -                -              -                -
                                               ----------      ----------     ------------     ----------     ------------
              Total investments                   756,926         914,032        2,182,161        344,153        1,058,119

CONTRIBUTIONS RECEIVABLE:
    Employer's contributions                        2,502           3,755           12,895          1,113            3,434
    Participants' contributions                     6,229           8,598           24,626          3,326            7,437
                                               ----------      ----------     ------------     ----------     ------------
              Total contributions receivable        8,731          12,353           37,521          4,439           10,871
                                               ----------      ----------     ------------     ----------     ------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                              $  765,657      $  926,385     $  2,219,682     $  348,592     $  1,068,990
                                               ==========      ==========     ============     ==========     ============

                                                                           Participant Directed
                                                   ---------------------------------------------------------------------------
                                                     LifePath       LifePath        LifePath
                                                       2020           2030            2040        Participant
                                                       Fund           Fund            Fund           Loans            Total
                                                   ------------     ----------     ----------    ------------    --------------
INVESTMENTS, at fair value:
    Cash and cash equivalents                      $   -            $ -            $ -           $   -           $       36,443
    Collective investment funds                       1,132,419        647,553        657,230        -                6,021,635
    Mutual funds                                       -              -              -               -                9,901,242
    Employer stock fund                                -              -              -               -                  914,032
    Participant loans                                  -              -              -              2,002,105         2,002,105
                                                   ------------     ----------     ----------    ------------    --------------
              Total investments                       1,132,419        647,553        657,230       2,002,105        18,875,457

CONTRIBUTIONS RECEIVABLE:
    Employer's contributions                              4,073          2,483          2,878        -                   59,786
    Participants' contributions                           8,788          5,631          6,049        -                  136,813
                                                   ------------     ----------     ----------    ------------    --------------
              Total contributions receivable             12,861          8,114          8,927        -                  196,599
                                                   ------------     ----------     ----------    ------------    --------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                                  $  1,145,280     $  655,667     $  666,157    $  2,002,105    $   19,072,056
                                                   ============     ==========     ==========    ============    ==============

        The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1995


                                                     Non-
                                                  Participant
                                                   Directed                         Participant Directed
                                                  -----------       -----------------------------------------------------------
                                                                                   Neuberger
                                                                      PIMCO            &
                                                                       Low           Berman        MasterWorks          AIM
                                                                     Duration       Guardian         S&P 500        Constellation
                                                       Cash            Fund          Trust         Stock Fund           Fund
                                                      ------        ----------     ----------      ----------        ----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                         $4,470        $ -            $ -             $ -               $ -
    Collective investment funds                        -              -              -               -                 -
    Mutual funds                                       -             1,605,283      2,474,151       1,179,719         1,948,452
    Employer stock fund                                -              -              -               -                 -
    Participant loans                                  -              -              -               -                 -
                                                      ------        ----------     ----------      ----------        ----------
              Total investments                        4,470         1,605,283      2,474,151       1,179,719         1,948,452

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                              -              -              -                  2,213             6,224
                                                      ------        ----------     ----------      ----------        ----------
              Total contributions receivable           -              -              -                  2,213             6,224
                                                      ------        ----------     ----------      ----------        ----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                                     $4,470        $1,605,283     $2,474,151      $1,181,932        $1,954,676
                                                      ======        ==========     ==========      ==========        ==========

                                                                                   Participant Directed
                                                     ------------------------------------------------------------------------------
                                                                    Newmont
                                                                     Gold          U.S.
                                                                    Company     Government
                                                     Templeton       Common       Money        LifePath      LifePath      LifePath
                                                      Foreign        Stock        Market         2000          2010         2020
                                                       Fund           Fund         Fund          Fund          Fund         Fund
                                                     ----------     --------    ----------     --------      --------      --------
INVESTMENTS, at fair value:
    Cash and cash equivalents                        $  -           $-          $ -            $-            $-            $-
    Collective investment funds                         -            -           1,171,435      228,031       691,654       687,842
    Mutual funds                                        398,919      -            -             -             -             -
    Employer stock fund                                 -            493,944      -             -             -             -
    Participant loans                                   -            -            -             -             -             -
                                                     ----------     --------    ----------     --------      --------      --------
              Total investments                         398,919      493,944     1,171,435      228,031       691,654       687,842

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                               -            -              89,927      -               1,211       -
                                                     ----------     --------    ----------     --------      --------      --------
              Total contributions receivable            -            -              89,927      -               1,211       -
                                                     ----------     --------    ----------     --------      --------      --------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                                    $  398,919     $493,944    $1,261,362     $228,031      $692,865      $687,842
                                                     ==========     ========    ==========     ========      ========      ========

                                                                            Participant Directed
                                                       ----------------------------------------------------------------
                                                       LifePath          LifePath
                                                         2030              2040            Participant
                                                         Fund              Fund              Loans            Total
                                                       --------          --------           --------        -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                          $-                $-                 $-              $     4,470
    Collective investment funds                         434,362           338,192            -                3,551,516
    Mutual funds                                        -                 -                  -                7,606,524
    Employer stock fund                                 -                 -                  -                  493,944
    Participant loans                                   -                 -                  643,221            643,221
                                                       --------          --------           --------        -----------
              Total investments                         434,362           338,192            643,221         12,299,675

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                               -                  20,285            -                  119,860
                                                       --------          --------           --------        -----------
              Total contributions receivable            -                  20,285            -                  119,860
                                                       --------          --------           --------        -----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                                      $434,362          $358,477           $643,221        $12,419,535
                                                       ========          ========           ========        ===========

       The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDING DECEMBER 31, 1996



                                                          Non-Participant
                                                             Directed                Participant Directed
                                                          --------------- ---------------------------------------------
                                                                              PIMCO        Neuberger &      MasterWorks
                                                                           Low Duration      Berman           S&P 500
                                                               Cash            Fund       Guardian Trust    Stock Fund
                                                            -----------   ------------     ------------    -----------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                             $     -        $   101,330     $   512,156     $   430,304
       Employer                                                   -             46,531         205,411         174,361
       Rollovers and repayments, net                              -           -                 31,632           8,906

    Investment income-
       Interest and dividends                                     1,173       -                 64,944          60,862
       Net appreciation/(depreciation) in fair
          value of investments                                    -             75,438         344,321         258,403
                                                            -----------    -----------     -----------     -----------
              Total additions                                     1,173        223,299       1,158,464         932,836

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                                  (530)       (96,995)       (145,753)        (69,621)
    Administrative fees and other, net                             (242)          (622)         (1,146)           (933)
                                                            -----------    -----------     -----------     -----------
              Total deductions                                     (772)       (97,617)       (146,899)        (70,554)

INTERFUND TRANSFERS, net                                         34,832       (376,948)       (703,299)        (82,464)

OTHER, net                                                       (3,260)           (49)            913             905
                                                            -----------    -----------     -----------     -----------
              Net increase/(decrease)                            31,973       (251,315)        309,179         780,723

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year         4,470      1,605,283       2,474,151       1,181,932
                                                            -----------    -----------     -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year         $    36,443    $ 1,353,968     $ 2,783,330     $ 1,962,655
                                                            ===========    ===========     ===========     ===========




                                                                           Participant Directed
                                                              ------------------------------------------------
                                                                                                    Newmont Gold
                                                                  AIM              Templeton           Company
                                                             Constellation          Foreign          Common Stock
                                                                  Fund                Fund               Fund
                                                              -----------           --------           --------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                               $   688,186           $161,171           $244,862
       Employer                                                   267,755             63,836            101,458
       Rollovers and repayments, net                               41,162             20,644             21,541

    Investment income-
       Interest and dividends                                     103,930             31,056            -
       Net appreciation/(depreciation) in fair
          value of investments                                    261,378             69,313            (74,434)
                                                              -----------           --------           --------
              Total additions                                   1,362,411            346,020            293,427

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                                 (52,855)            (8,640)           (47,079)
    Administrative fees and other, net                             (1,399)              (244)              (522)
                                                              -----------           --------           --------
              Total deductions                                    (54,254)            (8,884)           (47,601)

INTERFUND TRANSFERS, net                                         (122,723)            31,750            184,509

OTHER, net                                                         (2,965)            (2,148)             2,106
                                                              -----------           --------           --------
              Net increase/(decrease)                           1,182,469            366,738            432,441

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year       1,954,676            398,919            493,944
                                                              -----------           --------           --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year           $ 3,137,145           $765,657           $926,385
                                                              ===========           ========           ========





         The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                  Participant Directed
                                                        -----------------------------------------------------------------------
                                                            U.S.
                                                         Government          LifePath            LifePath           LifePath
                                                        Money Market           2000                2010               2020
                                                            Fund               Fund                Fund               Fund
                                                        ------------         ----------        ------------        ------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                         $    709,949         $   86,458        $    202,180        $    245,144
       Employer                                              378,069             29,092              92,722             111,825
       Rollovers and repayments, net                          31,094                328              27,662              44,573

    Investment income-
       Interest and dividends                                 78,297            -                  -                   -
       Net appreciation/(depreciation) in fair
          value of investments                              -                    17,525              86,127             118,612
                                                        ------------         ----------        ------------        ------------
              Total additions                              1,197,409            133,403             408,691             520,154

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                           (131,247)           (33,948)             (8,792)            (28,022)
    Administrative fees and other, net                        (1,606)               (85)               (365)               (494)
                                                        ------------         ----------        ------------        ------------
              Total deductions                              (132,853)           (34,033)             (9,157)            (28,516)

INTERFUND TRANSFERS, net                                    (178,058)            21,561             (22,318)            (37,304)

OTHER, net                                                    71,822               (370)             (1,091)              3,104
                                                        ------------         ----------        ------------        ------------
              Net increase/(decrease)                        958,320            120,561             376,125             457,438

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                      1,261,362            228,031             692,865             687,842
                                                        ------------         ----------        ------------        ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                         $  2,219,682         $  348,592        $  1,068,990        $  1,145,280
                                                        ============         ==========        ============        ============

                                                                                   Participant Directed
                                                          -----------------------------------------------------------------------
                                                          LifePath            LifePath
                                                            2030                2040              Participant
                                                            Fund                Fund                 Loans              Total
                                                          ----------          ----------          ------------     --------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                           $  153,558          $  151,595          $   -            $    3,686,893
       Employer                                               66,217              72,009              -                 1,609,286
       Rollovers and repayments, net                         -                     8,294              -                   235,836

    Investment income-
       Interest and dividends                                -                   -                     145,472            485,734
       Net appreciation/(depreciation) in fair
          value of investments                                75,862              85,199              -                 1,317,744
                                                          ----------          ----------          ------------     --------------
              Total additions                                295,637             317,097               145,472          7,335,493

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                            (23,973)             (9,903)              (70,047)          (727,405)
    Administrative fees and other, net                          (376)               (392)             -                    (8,426)
                                                          ----------          ----------          ------------     --------------
              Total deductions                               (24,349)            (10,295)              (70,047)          (735,831)

INTERFUND TRANSFERS, net                                     (49,228)             16,231             1,283,459           -

OTHER, net                                                      (755)            (15,353)             -                    52,859
                                                          ----------          ----------          ------------     --------------
              Net increase/(decrease)                        221,305             307,680             1,358,884          6,652,521

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                        434,362             358,477               643,221         12,419,535
                                                          ----------          ----------          ------------     --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                           $  655,667          $  666,157          $  2,002,105     $   19,072,056
                                                          ==========          ==========          ============     ==============


          The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



(1)   DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General

The Plan was established on October 1, 1991 by Newmont Gold Company (the "Company"). The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

      Trust

Trustee, record keeping, and investment management services were performed by 401(k) MasterWorks Division of Wells Fargo Institutional Trust Company, N.A. and various investment managers. Plan assets were held under a Trust Agreement (the "Trust") maintained by Wells Fargo Bank, N.A. (the "Trustee").

Barclays Bank PLC and certain of its affiliates acquired substantially all of Wells Fargo Institutional Trust Company, N.A. ("WFITC") as of December 31, 1995. As a result, the name WFITC was changed to BZW Barclays Global Investors, N.A. ("BGI"), effective January 1, 1996. Additionally, as a result of its acquisition of WFITC, BGI acquired the 401(k) MasterWorks Division of Wells Fargo and succeeded the business of the MasterWorks Division, effective January 1, 1996. Effective October 15, 1996, BZW Barclays Global Investors, N.A. was renamed Barclays Global Investors, N.A.

An Investment Committee consisting of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment options offered under the Plan.

      Eligibility and Contributions

Hourly employees are eligible to participate in the Plan on the first day of the first month following 46 days of work. Participants may elect to contribute to the Plan up to 15% of their regular annual compensation, to a maximum of $9,500 and $9,240 on a pre-tax basis for the 1996 and 1995 plan years, respectively. Participant's contributions are matched by the Company, not to exceed 4% of their regular compensation. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and Company's matching contributions.

      Vesting

Participants' contributions are fully vested. Participants vest 20% in Company contributions for each year of service to a maximum of 100% after four years of service. Additionally, participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination.

At December 31, 1996 and 1995, forfeited nonvested accounts totaled $36,443 and $4,470, respectively. These accounts are used to reduce future Company contributions. During 1996, Company contributions were reduced by $3,427 from forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Internal Revenue Code (the "Code"). Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

      Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings, based on participant account balances, on a daily basis.

      Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance.

      Investments

Participants may invest their contributions and their portion of the Company's matching contribution in the following investment funds:

      # PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

      # Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high- quality companies considered to be undervalued in comparison to stocks of similar companies.

      # BGI-MasterWorks (formerly Stagecoach) S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

      # AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

      # Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

      # Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

      # BGI-U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

      # BGI-LifePath Collective Trust (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.


The cost basis of the Plan's investments was $17,683,647 and $12,265,671 at December 31, 1996 and 1995, respectively. The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1996 and 1995 are as follows:


                                                                              1996            1995
                                                                           ----------      ----------
         PIMCO Low Duration Fund                                           $1,348,470      $1,605,283
         Neuberger & Berman Guardian Trust                                  2,758,313       2,474,151
         BGI - MasterWorks S&P 500 Stock Fund                               1,938,487       1,179,719
         AIM Constellation Fund                                             3,099,046       1,948,452
         BGI - U.S. Government
             Money Market Fund                                              2,182,161       1,171,435
         BGI - LifePath 2010 Fund                                           1,058,119         691,654
         BGI - LifePath 2020 Fund                                           1,132,419         687,842
         Participant Loans                                                  2,002,105         643,221

At December 31, 1996, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1996 were immaterial.

      Loans

Loans are permitted from individual plan accounts on 50% of the participant's vested balance. The minimum loan amount is $1,000 and the maximum is the lesser of 50% of the vested balance or $50,000. The repayment period may be up to five years, or up to ten years if the loan is for the purchase of a principal residence. The interest rate is determined by the plan administrator based on prime plus 1% and is fixed over the life of the note.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which was readily determinable at December 31, 1996 and 1995. Cash equivalents and participant loans are stated at cost which approximates fair value.

      Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

      Payment of Benefits

Benefits are recorded when paid.

      Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees.

(3)   PLAN TERMINATION

Although it is the expectation of the Company to continue the Plan indefinitely, in the event of termination of the Plan, with respect to a group or class of participants, or partial discontinuance of contributions, the balance credited to the Company's matching contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions, will become fully vested and nonforfeitable.

(4)   TAX STATUS

The Trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated December 4, 1996. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

(5)   RELATED PARTY TRANSACTIONS

Certain plan investments are units of collective investment funds and mutual funds managed by BGI, an affiliate of the Trustee. Also, certain plan investments are shares of Newmont Gold Company, the sponsor of the Plan.

(6)   SUBSEQUENT EVENT

During the first quarter of 1997, the following amendments were adopted by the
Plan:

         # On January 1, 1997, the definition of compensation for participant contributions changed. Under the new definition, participants' compensation is calculated on all earnings, except bonus payments.

         # On January 1, 1997, the definition of eligible pay for the Company matching contribution changed. Under the new definition, the Company matching contribution is calculated by applying an employee's average straight-time pay rate for the pay period, including shift differential and temporary upgrade, to actual hours worked during the pay period, up to 80 hours.

         # Beginning October 1, 1997, the Company matching contribution will increase from 4% to 5%.

                                                                      SCHEDULE I




                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN


           Item 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996



        Name of Issuer                                                   Market                Cost
      or Party Involved             Description of Assets                 Value                Basis
---------------------------------   ---------------------            --------------         ------------
Cash                                Cash and Cash
                                       Equivalents Fund              $       36,443         $     36,443
PIMCO Low Duration Fund             Mutual Fund                           1,348,470            1,241,009
Neuberger & Berman Guardian Trust   Mutual Fund                           2,758,313            2,468,464
*BGI - MasterWorks S&P 500
   Stock Fund                       Mutual Fund                           1,938,487            1,707,045
AIM Constellation Fund              Mutual Fund                           3,099,046            2,864,084
Templeton Foreign Fund              Mutual Fund                             756,926              692,879
*Newmont Gold Company Common
   Stock Fund                       Employer Stock Fund                     914,032            1,014,891
*BGI - U.S. Government
   Money Market Fund                Collective Investment Fund            2,182,161            2,182,161
*BGI - LifePath 2000 Fund           Collective Investment Fund              344,153              327,654
*BGI - LifePath 2010 Fund           Collective Investment Fund            1,058,119              973,012
*BGI - LifePath 2020 Fund           Collective Investment Fund            1,132,419            1,018,796
*BGI - LifePath 2030 Fund           Collective Investment Fund              647,553              575,588
*BGI - LifePath 2040 Fund           Collective Investment Fund              657,230              579,516

Participant Loans (a)               (Interest rates ranging
                                       from 7.0% to 10.0%)                2,002,105            2,002,105
                                                                     --------------         ------------
            Totals                                                   $   18,875,457         $ 17,683,647
                                                                     ==============         ============


* Represents a party-in-interest.

(a) Participant Loans under the Plan bear interest at prime plus one percent.


 The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II
                          NEWMONT GOLD COMPANY HOURLY

                            RETIREMENT SAVINGS PLAN

               Item 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                   JANUARY 1, 1996 THROUGH DECEMBER 31, 1996


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transaction.


                                                      Number of
                                                     Transactions
                                                  -------------------     Purchase        Selling        Cost of
Identity of Party Involved/Description            Purchases     Sales      Price           Price          Asset         Net Gain
--------------------------------------            ---------     -----     --------        -------     -----------     -----------
PIMCO Low Duration - Mutual Fund                     37          -      $   154,534       $  -        $   154,534     $     -
PIMCO Low Duration - Mutual Fund                     -           121       -              486,786         467,075          19,711

Neuberger & Berman Guardian Trust - Mutual Fund      63          -          805,095       -               805,095           -
Neuberger & Berman Guardian Trust - Mutual Fund      -           151       -              865,254         848,010          17,244

*BGI - MasterWorks-S&P 500 Stock - Mutual Fund       91          -          871,875       -               871,875           -
*BGI - MasterWorks-S&P 500 Stock - Mutual Fund       -           103       -              371,510         348,057          23,453

AIM Constellation - Mutual Fund                      99          -        1,429,471       -             1,429,471           -
AIM Constellation - Mutual Fund                      -           121       -              540,255         502,580          37,675

*Newmont Gold Company - Common Stock Fund            99          -          796,286       -               796,286           -
*Newmont Gold Company - Common Stock Fund            -            97       -              301,764         274,843          26,921

*BGI - U.S. Government Money Market -
   Collective Investment Fund                        67          -        1,583,269       -             1,583,269           -
*BGI - U.S. Government Money Market -
   Collective Investment Fund                        -           132       -              622,625         622,625           -

*BGI - LifePath 2020 - Collective Investment Fund    69          -          506,298       -               506,298           -
*BGI - LifePath 2020 - Collective Investment Fund    -            57       -              180,333         172,603           7,730

* Represents a party-in-interest.

  The accompanying notes to financial statements are an integral part of this schedule.

                                EXHIBIT INDEX



Exhibit No.                      Exhibit
-----------                      -------
    23                           Consent of Arthur Andersen LLP